3-25-2004

SEC 04017463 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Novak 412-288-7045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/25

OATH OR AFFIRMATION

I, Richard A. Novak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Controller
Title

[Signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Madaline P. Kelly, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 22, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2003
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	4,822
Accounts receivable		10,869
Accrued revenues		233
Prepaid expenses		650
Goodwill		1,832
Property and equipment, net		1,006
Other assets		346
Total assets	$	19,758
Liabilities:		
Payable to affiliates, net	$	1,500
Accounts payable		3,034
Accrued expenses		502
Income taxes payable		99
Long-term deferred tax liability, net		166
Total liabilities		5,301
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		368
Total shareholder's equity		14,457
Total liabilities and shareholder's equity	$	19,758

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Revenue:		
Service fees, net	$	38,375
Commission income		4,653
Other income		1
Total revenue		43,029
Operating Expenses:		
Marketing and distribution		54,607
Compensation and related		35,360
Advertising and promotional		14,230
Travel and related		9,433
Systems and communication		5,425
Professional service fees		2,320
Office and occupancy		1,534
Other		2,729
Expense reimbursement, net of charge, from affiliated companies		(83,596)
Total operating expenses		42,042
Operating Income		987
Nonoperating Income (Expense):		
Interest and dividends		55
Debt expense-recourse		(3)
Other nonoperating expense		(1)
Total nonoperating income, net		51
Income before income taxes		1,038
Income tax provision		448
Net income	$	590

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	(Accumulated Deficit) / Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2003	$ 17	$ 14,072	$ (222)	$ 13,867
Net income	0	0	590	590
Balance at December 31, 2003	$ 17	$ 14,072	$ 368	$ 14,457

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

(dollars in thousands)

Operating Activities:		
Net income	$	590
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation		135
Loss on disposal of assets		1
Provision for deferred income taxes		75
Changes in assets and liabilities:		
Decrease in receivable from affiliates, net		1,496
Increase in accounts receivable		(2,755)
Decrease in prepaid expenses and other assets		94
Increase in accrued revenues		(103)
Increase in payable from affiliates, net		1,500
Decrease in accounts payable and accrued expenses		(354)
Increase in income taxes payable		31
Net cash provided by operating activities		710
Investing Activities:		
Additions to property and equipment		(710)
Cash used by investing activities		(710)
Net increase in cash and cash equivalents		0
Cash and cash equivalents, beginning of year		4,822
Cash and cash equivalents, end of year	$	4,822

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Balance at January 1, 2003	$	0
Additions and/or reductions		0
Balance at December 31, 2003	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and/or administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include an investment in a money market fund that is managed by another affiliate of Federated. This investment may be liquidated upon demand.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from two to thirteen years using the straight-line method. All additions are recorded at cost. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives, or their respective lease terms, whichever is shorter.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Should there be an indication of an impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but rather reviewed for impairment. This statement requires that goodwill be tested at least annually for impairment or when indicators of potential impairment exist using a two-step process that begins with an estimation of the fair value of a reporting unit. This first step is a screen for potential impairment, and if impairment has occurred, the second step measures the amount of impairment. Management has concluded that goodwill is not impaired as of December 31, 2003.

(f) Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised and/or administered by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for services for competitive reasons or to meet regulatory requirements. Service fees are shown net of these waivers. Additionally, the Company has contractual arrangements with third parties to provide certain fund-related services. The Company's management considered the nature of its involvement and obligations under these arrangements to determine whether its revenue streams should be recorded gross or net of third-party payments. As a result of this evaluation, certain service fees are recorded gross of payments made to third parties while others are recorded net. Third-party payments for service fees recorded as an offset to revenue for the year ended December 31, 2003 was $27.6 million.

(g) Reporting on Advertising

The Company expenses the cost of all advertising as incurred. Advertising expense was approximately $1.3 million for the year ended December 31, 2003.

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and files state taxes on a separate-company basis, where required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Accounts receivable, Accounts payable and Accrued expenses. Payable to affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

	(in thousands)
Software development	$ 661
Computer equipment	630
Office furniture and equipment	387
Leasehold improvements	237
	1,915
Accumulated depreciation	(909)
Property and equipment, net	$ 1,006

Depreciation expense was approximately $135,000 for the year ended December 31, 2003.

(3) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, the Company's revenue, certain operating expenses, including compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company. Expense allocated to the Company amounted to $4.1 million for the year ended December 31, 2003.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $87.7 million were accrued and recorded as expense reimbursements from affiliated companies in the Statement of Income. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to an indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. Accordingly, the affiliated company advances all of the related advanced sales commissions and as a result, these commissions, revenues, and CDSCs are not reflected on the Company's financial statements. Commissions advanced by the affiliated company on behalf of the Company in 2003 were $68.2 million. No gain or loss was recorded by the Company as result of these sales.

The "Payable to affiliates, net" includes intercompany payables related to the above mentioned transfer agreement and expenses paid by an affiliate of Federated on behalf of the Company, offset by fees collected by this affiliate on behalf of the Company and by "Expense reimbursement, net of charge, from affiliated companies" for certain other net operating expenses incurred by the Company on behalf of these affiliates.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by other affiliates of Federated.

(4) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a maximum rate of 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were approximately $839,000 for the year ended December 31, 2003. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(5) LEASES

The Company has various operating lease agreements involving vehicles. These leases are noncancelable and expire on various dates through the year 2008.

The following schedule approximates by year future minimum lease payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003:

(in thousands)	
2004	$ 980
2005	859
2006	468
2007	234
2008	54
2009 and thereafter	0
Total minimum lease payments	$ 2,595

Rental expenses were approximately $959,000 for the year ended December 31, 2003.

(6) INCOME TAXES

Income tax expense for the year ended December 31, 2003, consists of the following:

(in thousands)	Current Expense	Deferred Provision	Total
Federal	$243	$75	$318
State	130	-	130
Total	$373	$75	$448

The temporary difference creating the deferred tax liability of approximately $166,000 at December 31, 2003, is primarily attributable to capitalized software development costs.

The Company's effective tax rate for the year ended December 31, 2003, was 43.1%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes.

(7) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $6.4 million, which was $6.0 million in excess of its required capital of approximately $353,000.

(8) MAJOR CUSTOMERS

The Company derived substantially all of its revenue from Federated-sponsored funds. Two Federated-sponsored funds contributed 19% and 12%, respectively, of the Company's revenues for the year ending December 31, 2003.

(9) COMMITMENTS AND CONTINGENCIES

In September 2003, the Company's parent, Federated, received detailed requests for information on shareholder trading activity in Federated-sponsored mutual funds from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers (NASD). Federated retained the law firm of Reed Smith LLP to assist Federated in responding to these requests and to conduct an internal review of the trading activity matters identified in the requests. Federated also retained the law firm of Davis Polk & Wardwell to assist in the review. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds. Federated constituted a special investigative committee of its board, consisting of three independent directors, Federated's chief executive officer and its chief legal officer, to oversee the review and make recommendations to the full board.

The review of trading activity matters found that Federated and Company personnel had made arrangements with three customers that permitted frequent trading to occur in six domestic-equity and two high-yield funds advised by Federated. One arrangement was made in April 2002, another in the summer of 2002 and a third in 2003. The review also found that certain internal frequent trading reports were not reviewed by Federated personnel during the period from May to September 2003, which enabled several customers to engage in frequent trading in Federated funds during the period.

The review found that one investor, who without arrangement with Federated engaged in frequent trading, also made late trades in Federated-advised funds by placing orders after 4:00 pm to a group of Federated employees who did not have a sufficient understanding of the circumstances under which trades could be processed after 4:00 pm. The review determined that during the past five years, certain other late orders were incorrectly accepted by Federated employees, but that these amounted to no more than a fraction of one percent of the total orders processed, and did not have any material impact on the funds. The review found no evidence that Federated or any of its employees had arranged with investors to accept late trades.

The independent directors of the Federated mutual funds retained an independent provider of financial and economic analysis as an expert to determine the impact on the funds from the trading activities identified in the review. Based upon this expert's findings, Federated established a restoration fund of approximately $7.6 million to compensate injured parties for the trading activities described above. The independent directors of the funds have not yet determined how to distribute the restoration fund and no government agency has passed on the establishment or amount of the restoration fund.

The fund includes approximately $4.8 million related to the possible detrimental impact on the funds from frequent trading activity; approximately $2 million related to the possible detrimental impact on the funds

from late trading; approximately $420,000 received by Federated as fees from assets invested as a result of frequent trading arrangements; and approximately $355,000 of interest on these amounts. Federated's Consolidated Financial Statements for the year ended December 31, 2003, reflect a charge of approximately $7.6 million for the restoration fund and approximately $13.5 million for other expenses related to the review. These amounts do not include fines, penalties or other amounts that may be sought by governmental agencies or through claims asserted in private litigation. The Company was allocated a portion of these costs.

Federated is continuing to cooperate with ongoing governmental investigations, and will conduct further investigation as necessary.

During the period October 2003 through February 2004, Federated was named as a defendant in ten class action or derivative lawsuits filed on behalf of certain alleged shareholders in various Federated-sponsored mutual funds. Eight of these actions are pending in the United States District Court for the Western District of Pennsylvania, one is pending in the United States District Court for the Southern District of New York, and one is pending in the United States District Court for the Central District of California. Federated is awaiting a court decision as to the consolidation of these cases and their proper venue. The cases generally involve claims arising from allegations that Federated illegally permitted improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused injury to the mutual fund shareholders. The suits seek unspecified damages, attorneys' fees and expenses. Federated intends to defend this litigation.

Management can not predict what if any impact these investigations and legal proceedings may have on the financial condition and results of operations of the Company.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

FEDERATED SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	14,457
Deductions and/or charges:				
Nonallowable assets	$	7,763		
Other deductions		208		
Haircut on securities owned		96		8,067
Net capital			$	6,390
Aggregate indebtedness			$	5,301
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	353
Excess net capital			$	6,037
Ratio of aggregate indebtedness to net capital				0.83 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing as of December 31, 2003.

(The accompanying notes are an integral part of these financial statements.)